LIQTECH INTERNATIONAL, INC.

Industriparken 22C

DK2750 Ballerup, Denmark

October 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Edward Kelly

Re:         LiqTech International, Inc.

Request for Acceleration of Registration Statement on Form S-3

File No. 333-220496

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LiqTech International, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-220496), filed with the U.S. Securities and Exchange Commission on October 11, 2017, to 9:00AM ET on October 23, 2017 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Soren Degn
Soren Degn Chief Financial Officer